July 22, 2024

Ma Biu
Chief Executive Officer
Luda Technology Group Limited
Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong

       Re: Luda Technology Group Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 7, 2024
           File No. 333-277647
Dear Ma Biu:

     We have reviewed your correspondence dated July 9, 2024 and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2024 letter.

Correspondence filed July 9, 2024
General

1.     We note your response and reissue our prior comment in full.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



                                                          Sincerely,
 July 22, 2024
Page 2

                        Division of Corporation Finance
                        Office of Manufacturing
cc:   Lawrence Venick